EXHIBIT 99.1

Volvo's Historical Collection Marks its First Decade, While Brand Celebrates its 90th Anniversary

GOTEBORG, Sweden, May 26, 2005 (PRIMEZONE) -- The end of May will mark ten years since the opening of the Volvo Museum. The inauguration in 1995 attracted major media coverage and prompted considerable public interest. Up until then, there hadn't been a public museum despite the company's lengthy history.

What was initially a limited exhibition has expanded to include products from all areas of operations -- from passenger cars, trucks and busses to contracting machinery, plus marine and aircraft engines.

The first vehicles in what became the Volvo Museum a few decades later were exhibited in the original plant facilities in Lundby at Hisingen in the 1950s. In 1963,Volvo's customer magazine Ratten reported that the company had gathered a complete collection of car models manufactured during the company's first 25 years. This involved some 50 vehicles, including some rarities no longer in Volvo's possession -- such as an unusual PV657 Ambulance and an LV70 Fire Engine from 1931.

During the opening of the new plant at Torslanda in 1964, King Gustav VI Adolf and Gustaf Larson -- one of Volvo's founders -- drove a Volvo OV4 that had been borrowed from a Volvo enthusiast, since the company did not have an example of this convertible. Later the same year, however, Volvo's in-house personnel magazine Luftrenaren reported that an OV4 had been manufactured using the chassis of a conventional PV4.

Throughout the remainder of the 1960s and into the early 1970s, the expansion of the museum was not a priority issue for the Volvo Group.

A new era for the collection By the mid-1970s, the collection was parked in what was referred to as the ``Blue Hangar" at Torslanda airport. It comprised about 5-6 vehicles but apparently only two of them were in working order. A few other vehicles were spread nationwide in various Volvo facilities. Unfortunately, fire destroyed the hangar after just a few years, but luckily most of the vehicles escaped unscathed.

These were placed in temporary facilities for a number of years until the early 1980s when the collection was housed in a hangar at Save airport in central Hisingen. At about this time, the vehicles again began to be properly maintained and the collection expanded through new purchases.

In the early 1990s,the collection was enhanced with the inclusion of a large number of rarities. The company bought a sizeable fleet of Volvo cars from the former Belgian importer, Charlie Mannerie. These represented a cross-section of models from the 1920s through the 1980s.

Heinz Linninger, the current museum manager, was given responsibility for the collection in the mid-1970s. He remembers that most of the support and resources during this period came from the head office.

Inauguration in 1995 In the mid-1990s, Volvo's collection gained a permanent location with the opening of the Volvo Museum in Arendal at Hisingen on May 30, 1995. Initially, the range of buses and trucks was limited, while the passenger car collection was much larger, with some 40 vehicles. Today, the museum houses 75 passenger cars, more than 20 trucks, busses and construction vehicles, some 30 marine and industrial engines plus two aircraft -- Draken and Viggen. All areas of the Volvo Group and Volvo Cars are well represented.

Moreover, the facility has expanded substantially. Starting with 1,700 m2 in its opening year, the museum has now a floor space of some 3,500 m2. Some 55,000 people visited the Volvo Museum last year. The admission fee is SEK 30.

Helping to build the Volvo brand Nowadays, the Volvo Museum serves as a support for the operations of the various Volvo companies and helps to build the Volvo brand by acting as a common link and forum. The museum combines decades of development and the resulting products to form an readily intelligible structure.

"The Volvo Museum's inception and history is not the work of a single person, rather it is the result of the contributions of about a hundred people over the years. It's not important to list all these people, instead the key point is that all companies involved in building the Volvo brand have access to a living forum", explains Heinz Linninger, Manager of the Volvo Museum. 1999 saw the sale of Volvo Cars to the Ford Motor Company.

"Ford continued to support the Volvo Museum following its take-over of Volvo Cars. For example, the last C70 convertible from the Uddevalla plant was delivered directly to us just a few months ago. Also, companies in the AB Volvo sphere give us tremendous support", notes Heinz.

Heinz is very positive about the future of the Volvo Museum. There are plans to expand the facility and several vehicles and other items from Volvo's lengthy history are scheduled for exhibit.

"There is a saying in the automotive industry: Those with no history have no future. This is probably truer today than ever before", he adds.

The Volvo brand celebrate its 90th anniversary In addition to the Volvo Museum's 10th anniversary, the Volvo brand is celebrating its 90th anniversary. As early as June 22, 1915, Svenska Kullagerfabriken (SKF) registered the "VOLVO" trademark with the Royal Swedish Patent and Registration Office. The documents state that the name Volvo is intended to be used for "bearings, especially ball-bearings, roller-bearings, engines, transmission systems, automobiles and all means of transport."

The choice of name was particularly apt, since in Latin it means, "I roll". SKF continued to market Volvo ball-bearings until about 1920. Subsequently, all bearings carried the SKF trademark.

Six years later, the first ten prototype cars built by the two companions Assar Gabrielsson and Gustaf Larson had rolled around for an entire summer. The results were promising, but the vehicles were named Larson or GL, after Gustaf Larson who designed them. This robust Swedish automobile needed a high-impact name.

In August 1926, SKF decided to finance the Gabrielsson/Larson car project and simultaneously made the dormant VOLVO name available for the vehicles. The new car marque was born a year later, more precisely on April 14, 1927, when the first model -- the Volvo OV4 -- rolled out from the plant at Hisingen in Gothenburg.

Join the celebrations at Gustaf Adolfs Torg in Gothenburg and at the Volvo Museum on May 28.

10.30: Cortege with Volvo's historic vehicles departs from the Volvo Museum. Approx.11.30: The cortege arrives at Gustaf Adolfs Torg. 11.30-12.30: Exhibition of cars at Gustaf Adolfs Torg. 12.30: The cortege departs Gustaf Adolfs Torg and returns to the Volvo Museum.

Free admission to Volvo Museum. Exhibition outside the museum featuring vintage and modern passenger cars, trucks, buses, construction equipment and other items.

How to get there: visit http://www.volvo.com/museum

You are most welcome!

May 26, 2005

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT:
Volvo Group
Marten Wikforss
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